Exhibit 99.1

GUIDELINES TO CONDUCT IFS’s GENERAL EXTRAORDINARY SHAREHOLDERS’ MEETING

The Board of Directors of Intercorp Financial Services Inc. ("IFS") has approved the Guidelines to Conduct IFS’s General Extraordinary Shareholders' Meeting, to enable the exercise of IFS’s shareholders rights at the General Extraordinary Shareholders' Meeting ("GESM").

It is reported that this document is intended solely for informative purposes, as well as to promote shareholder attendance.

1.	Call for the General Extraordinary Shareholders’ Meeting

The call for the GESM is part of the IFS’s Board of Directors role, as set forth under IFS’s Bylaws, reason for which on November 9, 2021, IFS’s Board of Directors summoned the GESM.

According to IFS' Bylaws, the Shareholders' Meeting must be called no less than five (5) calendar days and no more than sixty (60) calendar days prior to the scheduled date for the meeting.

On November 9, 2021, the call for the GESM has been published simultaneously as a Significant Event with the Superintendencia del Mercado de Valores del Perú (Peru’s Securities and Exchange Commission, hereinafter “SMV”) and a Form 6-K with the Securities and Exchange Commission ("SEC") of the United States of America. In the same way, the call for the GESM will be published in Peru in the Official Gazette El Peruano and in the newspaper El Comercio, and in Panama in the newspaper La Estrella.

2.	GESM mode

The GESM will be held, either on the date of the first or second call, in virtual mode, through teleconference, consistent with the sanitary measures that have been adopted to prevent the spread of the COVID-19 outbreak and in compliance with international health and safety measures.

3.	Dissemination of documents related to the GESM

If applicable, IFS will make available to all its shareholders the supporting documentation for the GESM´s agenda on IFS’s website.

4.	Shareholders entitled to attend and vote at the GESM

IFS shareholders entitled to attend, discuss and vote at the GESM will be those who:

(i)	Are registered as such with CAVALI S.A. I.C.L.V. (“CAVALI”) or the Depository Trust Company (“DTC”), as the case may be, as of November 22, 2021 (“Record Date”); and,

(ii)	Can prove their shareholder status as of the Record Date, in any of the following manners:

-	Shareholders holding shares registered with CAVALI: IFS shall request CAVALI to issue a report showing all shareholders registered with CAVALI as of the Record Date.

-

Shareholders holding shares registered with DTC: Within forty-eight (48) hours prior to the scheduled date and time for the GESM, the shareholders must send a brokerage statement or any other similar document evidencing their ownership of IFS shares as of the Record Date. Once this period has elapsed, shareholders who have not provided the required evidence shall not be entitled to vote at the GESM.

5.	Shareholders direct attendance to the GESM

The shareholders that wish to attend the GESM shall send an e-mail to ir@intercorp.com.pe, at least forty-eight (48) hours prior to the scheduled date and time for the GESM, providing the following information:

i.	Full name or company name;
ii.	ID card or tax identification;
iii.	Shares owned;
iv.	Contact e-mail;
v.	Phone number;
vi.	Copy of the ID card or tax identification; and
vii.	Proof of share ownership, as follows:
(a)	Shareholders holding shares registered with DTC, must send a brokerage statement or any other similar document evidencing their ownership of IFS shares as of the Record Date; or
(b)	Shareholders holding shares registered with CAVALI will be verified by IFS through the report issued by CAVALI as of the Record Date.

The day preceding the GESM, IFS will send to the e-mail provided by the shareholder, the instructions for participating remotely in the GESM and all the information required to enter to the meeting.

Shareholders who wish to participate in the GESM by means of a proxy, must follow the procedure established in section 6 of this Guidelines.

6.	Attendance by Proxy to the GESM

Shareholders who are not able to attend directly the GESM, may attend by proxy. The proxyholder need not be a shareholder.

For this purpose, the Board of Directors has drafted a sample proxy letter, attached to these Guidelines as an Exhibit (the “Proxy”) to be filled out by the shareholders, which clearly sets forth how each agenda item is to be voted by the proxyholder. The sample of the Proxy will be available on IFS’s website.

On the Proxy, all agenda items must be voted indicating whether each vote has been cast for or against the agenda item, or if it is an abstain vote. Likewise, all blank spaces to be completed with the names of the proxyholder and his/her identity document number must be filled out for the Proxy to be valid. In case the voting of any agenda item has not been indicated or if any spaces have been left blank (including those for the proxyholder’s identity information), the Proxy will not be accepted for the purposes of attendance or voting at the GESM.

Shareholders who wish to participate in the GESM by means of a proxy must send their Proxy to ir@intercorp.com.pe.

The Proxy must be sent to IFS from November 10, 2021 until forty-eight (48) hours prior to the scheduled date and time for the GESM. Once this period has elapsed, shareholders may no longer appoint a proxyholder for the GESM.

In addition, if the proxyholder is the representative of a legal entity, he/she must submit to IFS, at least forty-eight (48) hours before the scheduled date and time of the GESM, an incumbency certificate or any other similar document showing that they have been authorized to represent such legal entity.

7.	Language

The GESM, either on the first or the second call, will be conducted in Spanish.

8.	Other matters

If you have any questions or concerns about these procedures, you may contact Ernesto Ferrero, Investor Relations Officer, at ir@intercorp.com.pe.

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Exhibit

SAMPLE PROXY LETTER

[City], [Date] of November 2021

To

Intercorp Financial Services Inc.

Dear Sir/Madam

[I][We] hereby authorize [full name of the representative]1, identified with [identity document] No. [identity document number], so that the latter, acting individually, may represent [name of shareholder] at the General Extraordinary Shareholders' Meeting of Intercorp Financial Services Inc. ("IFS") to be held on first call on November 24, 2021 and on second call on November 30, 2021 both at 11:00 am, in virtual mode, through teleconference.

Mr./Mrs. [full name of proxyholder] is authorized to exercise on [my][our] behalf the voting rights in respect of [number of shares held] IFS shares at the aforementioned meeting, as set forth below:

N°	AGENDA ITEMS	VOTE
		FOR	AGAINST	ABSTAIN
1

Approval of extraordinary dividends distribution out of accumulated results of the Company.

Proposal:

Approve the extraordinary dividends distribution out of IFS´s accumulated results, pursuant to IFS’s dividend policy currently in force.

2

Approval of power of attorney to formalize approved agreements.

Proposal:

To approve that Juan Antonio Castro Molina, identified with DNI No. 09337988 and Claudia Patricia Calderón Correa, identified with DNI No. 45043475, either of them, individually and with their sole signature, on behalf of IFS, may execute any public or private document that may be necessary to execute agreements approved by the General Extraordinary Shareholders Meeting.

[Please place an 'X' in the box that represents your choice]

Sincerely,

[Name of Shareholder]

[Print Name] [Position]

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[1]	Shareholders may appoint current IFS directors and officers to act as proxyholders.

GUÍA SOBRE LA JUNTA GENERAL EXTRAORDINARIA DE ACCIONISTAS

La Junta Directiva de Intercorp Financial Services Inc. (“IFS”) ha aprobado la siguiente Guía sobre la Junta General Extraordinaria de Accionistas con el propósito de facilitar a los accionistas de IFS el ejercicio de sus derechos respecto de la celebración de la Junta General Extraordinaria de Accionistas (“JGEA”).

Asimismo, se informa a los accionistas de IFS que este documento sólo tiene efectos informativos, y busca promover una mayor participación de los accionistas.

1.	Convocatoria a la Junta General Extraordinaria de Accionistas

La convocatoria a la JGEA es una función que le corresponde a la Junta Directiva de IFS, tal como dispone el estatuto de IFS, razón por la que con fecha 9 de noviembre de 2021 la Junta Directiva de IFS ha realizado la convocatoria a la JGEA.

Según el estatuto de IFS, la convocatoria a Junta de Accionistas deberá hacerse con no menos de cinco (5) días calendario ni más de sesenta (60) días calendario de antelación a la fecha efectiva de reunión.

Con fecha 9 de noviembre de 2021, la convocatoria a JGEA ha sido publicada de manera simultánea mediante un Hecho de Importancia en la Superintendencia del Mercado de Valores del Perú (“SMV”) y un formato 6-K en la Securities and Exchange Commission (“SEC”) de los Estados Unidos de América. De igual manera, la convocatoria a la JGEA será publicada en Perú, en el Diario Oficial El Peruano y el diario El Comercio, y en Panamá en el diario La Estrella.

2.	Modalidad de reunión de la JGEA

La JGEA se realizará, sea en el día de la primera o en el de la segunda convocatoria, en la modalidad no presencial por medios digitales, de acuerdo con las medidas sanitarias adoptadas para prevenir la propagación del COVID-19, y en cumplimiento de las prácticas globales de seguridad y salud.

3.	Difusión de documentación vinculada con la JGEA

De ser aplicable, IFS pondrá a disposición de todos sus accionistas la documentación de soporte de la agenda para la JGEA en la página web de IFS.

4.	Accionistas legitimados para asistir y votar en la JGEA

Los accionistas de IFS legitimados para asistir, discutir y votar en la JGEA, serán aquellos que:

(i)	Cumplan con estar registrados como tales en CAVALI S.A. I.C.L.V. (“CAVALI”) o en The Depository Trust Company (“DTC”), según corresponda, al 22 de noviembre de 2021 (“Fecha de Registro”); y

(ii)	Acrediten dicha calidad de accionistas a la Fecha de Registro de las siguientes formas:

-

Respecto de aquellos accionistas que tengan acciones registradas en CAVALI, se encontrarán habilitados aquellos que se encuentren en el reporte que IFS solicitará a dicha entidad con corte a la Fecha de Registro.

-

Respecto de aquellos accionistas que tengan acciones registradas en DTC, éstos deberán enviar a IFS con una anticipación no menor a cuarenta y ocho (48) horas a la fecha y hora fijada para llevar a cabo la JGEA un brokerage statement o cualquier otro documento similar que demuestre su calidad de titular de acciones de IFS a la Fecha de Registro. Cumplido dicho plazo, los accionistas que no hayan provisto evidencia de su calidad de accionistas se verán impedidos de votar en la JGEA.

5.	Accionistas que deseen asistir personalmente a la JGEA

Los accionistas que deseen participar en la JGEA deberán enviar un correo electrónico a la dirección ir@intercorp.com.pe con al menos cuarenta y ocho (48) horas de anticipación a la fecha y hora fijada para la celebración de la JGEA, proporcionando la siguiente información:

i.	Nombre completo o denominación social;
ii.	DNI o número de identificación tributaria;
iii.	Número de acciones de IFS de las que es titular;
iv.	Correo electrónico de contacto;
v.	Teléfono;
vi.	Copia legible de su DNI o documento de identificación tributaria; y,
vii.	Sustento de la titularidad de sus acciones, según lo siguiente:
(a)	Los accionistas que tengan acciones registradas en DTC, deberán enviar un brokerage statement o documento similar que demuestre su calidad de titular de acciones de IFS a la Fecha de Registro; o,
(b)	Los accionistas que tengan acciones registradas en CAVALI serán verificados por IFS mediante el reporte de dicha entidad, a la Fecha de Registro.

El día anterior a la celebración de la JGEA, IFS enviará a la dirección de correo electrónico proporcionada por el accionista las instrucciones para que pueda participar remotamente de la JGEA así como toda la información para acceder a la misma..

Aquellos accionistas que no deseen participar personalmente sino mediante apoderado en la JGEA, deberán seguir el procedimiento establecido en el numeral 6 de la presente Guía.

6.	Representación en la JGEA - Poderes

Los accionistas que no puedan participar directamente en la JGEA podrán hacerse representar mediante poder. No es necesario que el representante sea accionista de IFS.

Para efectos de la representación en la JGEA, la Junta Directiva ha elaborado un modelo de poder que se adjunta como anexo de la presente Guía (el “Poder”), para ser completado por los accionistas, con el propósito que conste de manera indubitable el sentido del voto respecto de cada uno de los puntos de agenda. El modelo del Poder estará disponible en la página web de IFS.

En el Poder todos los puntos de agenda deben ser votados indicando si votan a favor, en contra o se abstiene. Asimismo, todos los espacios en blanco sobre el nombre del representante y su número de documento de identidad deben ser informados para efectos de la validez del Poder. En caso la votación de los puntos de agenda no esté completa o haya espacios en blanco sin completar (inclusive aquellos espacios destinados para la información de identificación del apoderado), el Poder no será aceptado para efectos de la representación o votación en la JGEA.

Los accionistas que quieren hacerse representar en la JGEA deberán enviar el Poder mediante un correo electrónico a la dirección ir@intercorp.com.pe.

El Poder se debe enviar a IFS a partir del 10 de noviembre de 2021 hasta cuarenta y ocho (48) horas antes de la fecha y hora fijada para llevar a cabo la JGEA. Cumplido dicho plazo, los accionistas ya no podrán designar a un apoderado para la JGEA.

Asimismo, en caso de que dicha persona sea el representante de una entidad legal, deberá presentar a IFS, con una anticipación no menor a cuarenta y ocho (48) horas a la fecha y hora fijada para llevar a cabo la JGEA, un incumbency certificate o cualquier otro documento similar que demuestre su capacidad para representar a dicha entidad legal.

7.	Idioma

La JGEA, en la primera o en la segunda convocatoria, se llevará a cabo en español.

8.	Otros Asuntos

Ante cualquier duda o pregunta sobre este procedimiento pueden contactarse con Ernesto Ferrero quien es el Oficial de Relaciones con Inversionistas, al correo electrónico  ir@intercorp.com.pe.

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Anexo
MODELO DE PODER

[Ciudad], [Fecha] de noviembre de 2021

Señores

Intercorp Financial Services Inc.

Estimados Señores,

[Yo] [Nosotros] mediante la presente autorizamos a [nombre completo del representante]2, identificado con [documento de identidad] No. [número del documento de identidad], para que este último, actuando de manera individual, pueda representar a [nombre del accionista] en la Junta General Extraordinaria de Accionistas de Intercorp Financial Services Inc. (“IFS”) a ser celebrada en primera convocatoria el 24 de noviembre de 2021 y en segunda convocatoria el 30 de noviembre de 2021 ambas a las 11:00 a.m, en la modalidad no presencial por medios digitales.

El/La Sr./Sra. [nombre completo del representante] está autorizado para ejercer en [mi] [nuestro] nombre y representación los derechos de voto respecto de [cantidad de acciones de las que es titular] acciones de IFS, en la junta antes mencionada, de acuerdo con lo siguiente:

N°	AGENDA	VOTO
		A FAVOR	EN CONTRA	ABSTENERSE
1

Aprobación de distribución de dividendos extraordinarios a cuenta de los resultados de la Sociedad.

Propuesta:

Aprobar la distribución extraordinaria de dividendos a cuenta de resultados acumulados de la Sociedad, de conformidad con la Política de Dividendos vigente de la Sociedad.

2

Aprobación de otorgamiento de poderes para formalización de acuerdos adoptados.

Propuesta:

Aprobar el otorgamiento de poderes a favor de los señores Juan Antonio Castro Molina, identificado con DNI No. 09337988 y Claudia Patricia Calderón Correa, identificada con DNI No. 45043475, para que cualquiera de ellos, de manera individual y a sola firma, en nombre y en representación de IFS, suscriba cualquier documento público o privado que pudiera corresponder a efecto de ejecutar el acuerdo aprobado en la Junta.

[Por favor coloque una [X] en su elección]

Atentamente,

[Nombre del accionista]

[Nombre] [Cargo]

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[2]	Los accionistas podrán designar como apoderado a un director o gerente en funciones de IFS.